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                                                                    EXHIBIT 99.2

                           AMDOCS WINS SPRINT CONTRACT
      More than 18 Million Sprint wireless subscribers to migrate to Amdocs billing and CRM platform

ST. LOUIS, MO. -- July 23, 2003 -- Amdocs (NYSE: DOX), the world's leading provider of billing and CRM, today announced that it has secured an agreement with Sprint to support the company's more than 18 million business and consumer wireless subscribers on the Amdocs billing and CRM platform. Sprint and Amdocs have already begun the migration of all Sprint wireless subscribers for voice and data services.

"Amdocs software products and service solutions are based on the industry's largest investment in R&D to ensure that leading operators, such as Sprint, can rapidly deploy innovative services while maximizing their billing and CRM investments," said Michael Matthews, Chief Marketing Officer at Amdocs. "We are delighted to have been chosen by Sprint to migrate its more than 18 million wireless customers onto our convergent billing and CRM platform. This is a key milestone in our long-standing relationship."

ABOUT AMDOCS

Amdocs is the world's leading provider of billing and CRM. With a 20-year track record of delivery excellence, our products empower major communications operators around the globe. We enable rapid time-to-market for next generation voice, content, commerce and application services, while enhancing subscriber loyalty and lowering total cost of ownership. We offer our customers flexible modes of delivery -- products, solutions and outsourcing. For more information, visit our web site at www.amdocs.com.


MEDIA CONTACT:

AMDOCS

Dan Ginsburg
Porter Novelli for Amdocs
Tel: 212-601-8020
Fax: 212-601-8101
E-Mail: dginsburg@porternovelli.com